UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

High Country Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

42965Q 10 7 (CUSIP Number)

Richard A. Hills, Jr., Esq.
Womble Carlyle Sandridge & Rice, PLLC
3500 One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 888-7419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (§)(§)  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (§) 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 42965Q 10 7	Page 2 of 5 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Robert F. Hatcher

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization Georgia

	7.	Sole Voting Power 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 42965Q 10 7	Page 3 of 5 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Georgia Pine Level Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 42965Q 10 7	13D	Page 4 of 5 Pages

Item 1.    Security and Issuer.

Not amended.

Item 2.    Identity and Background.

Not amended.

Item 3.    Source and Amount of Funds or Other Consideration.

Not amended.

Item 4.    Purpose of Transaction.

Not amended.

Item 5.    Interest in Securities of the Issuer.

Not amended.

Item 5 is amended by substituting the following for Items 5(a) through 5(c) and Item 5(e):

(a-b)(i)	On the date of this statement, Mr. Hatcher does not beneficially own or have sole or shared power to direct the vote and disposition of any shares of Common Stock.

(ii)	On the date of this statement, the Foundation does not beneficially own or have sole or shared power to direct the vote and disposition of any shares of Common Stock.

(c)
On August 30, 2002, Mr. Hatcher transferred 16,800 shares of Common Stock to MidCountry Financial Corp. (“MidCountry”) as consideration for MidCountry’s issuance to Mr. Hatcher of 32,760 shares of MidCountry’s common stock. On August 30, 2002, the Foundation transferred 28,795 shares of Common Stock to MidCountry as consideration for MidCountry’s issuance to the Foundation of 56,150 shares of MidCountry’s common stock.

(e)	Mr. Hatcher and the Foundation ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock as of August 30, 2002.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Not amended.

Item 7.    Material to be Filed as Exhibits.

Not amended.

CUSIP NO. 42965Q 10 7	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2002	/S/ ROBERT F. HATCHER ROBERT F. HATCHER

Date: September 9, 2002	GEORGIA PINE LEVEL FOUNDATION, INC. By: /S/ ROBERT F. HATCHER Robert F. Hatcher, President

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. §1001).